UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200040, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Signatures
Press Release regarding Results of Operations and Financial Condition for the Second Quarter Ended June 30, 2007, Management Promotion and certain Other Events, issued by SINA Corporation on August 6, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: August 7, 2007	By:	/s/ Charles Chao
Charles Chao
President and Chief Executive Officer

SINA Reports Second Quarter 2007 Financial Results

Shanghai, China— (PR Newswire)—August 6, 2007—SINA Corporation (Nasdaq GS: SINA), a leading online media company and mobile value-added service (MVAS) provider for China and for the global
Chinese communities, today announced its unaudited financial results for the quarter ended June 30,
2007.
Second Quarter 2007 Highlights
•	Net revenues increased 11% year over year to $59.8 million, within the upper range of the Company’s guidance of between $58.0 million and $60.0 million.

•	Advertising revenues increased 40% year over year to $41.2 million, exceeding the Company’s guidance of between $40.0 million and $41.0 million.

•	Non-advertising revenues decreased 23% year over year to $18.6 million, within the Company’s guidance of between $18.0 million and $19.0 million.

•	GAAP net income was $14.5 million or $0.25 diluted net income per share, compared to $10.4 million or $0.18 diluted net income per share in the same period last year.

•	Non-GAAP net income* was $16.1 million or $0.27 diluted non-GAAP net income per share, compared to $12.3 million or $0.21 diluted non-GAAP net income per share in the same period last year.
*Non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below titled “Reconciliation of Non-GAAP to GAAP Results.”
“Our second quarter results continue to demonstrate our strength in our core online advertising business. Despite comparison to a high revenue base in the same period last year, which included a record-breaking FIFA World Cup coverage, we managed to grow our online advertising business by 40% or more year over year for the fifth consecutive quarter.” said Charles Chao, CEO of SINA. “On the operational side, while we continued to focus on improving our products and services, we have also forged strategic partnerships with industry heavyweights, like Google and China Telecom, to enhance our users’ experience.”
Financial Results
For the second quarter of 2007, SINA reported total revenues of $59.8 million, compared to $53.7 million in the same period in fiscal 2006 and $51.3 million for the first quarter of 2007.
Advertising revenues for the second quarter of 2007 totaled $41.2 million, representing a 40% increase from the same period last year and a 30% increase from last quarter. Advertising revenues in China grew 40% year over year or 30% quarter over quarter to $40.3 million for the second quarter of 2007. Advertising revenues in the second quarter of 2007 represented 69% of total revenues, up from 55% in the same period last year and 62% in the previous quarter.
Non-advertising revenues for the second quarter of 2007 totaled $18.6 million, a 23%

decrease from the same period in 2006 and a 5% decrease from the previous quarter.
MVAS revenues for the second quarter of 2007 were $17.0 million, declining 24% from the same period last year and 7% from last quarter. The year over year decline can be mostly attributed to the changes in mobile operators’ policies over the past year. The quarter over quarter decline was mostly related to the decline of revenues from interactive voice response (“IVR”) which decreased 39% sequentially to $2.1 million as a result of reduced promotional efforts.
Other non-advertising revenues, mainly search and other fee-based revenues, were $1.6 million for the second quarter of 2007, representing a decline of 10% from the same period last year and an increase of 27% from last quarter. The sequential increase was mostly due to an increase in search revenues, only a small portion of which is related to the Google arrangement.
Gross margin for the second quarter of 2007 was 62%, compared to 63% in the same period last year and 59% in the last quarter. Advertising gross margin for the second quarter of 2007 was 62%, compared to 65% in the same period last year and 58% in the previous quarter. Advertising gross margin in the second quarter of 2007 included stock-based compensation, which was equivalent to 1% of advertising revenues. Excluding this item, advertising gross margin in the second quarter of 2007 was 63%, compared to 66% in the same period last year and 59% in the previous quarter. The year over year decline in advertising gross margin was mainly due to higher content, web production and bandwidth costs. The sequential increase in advertising gross margin was due to revenues growing faster than advertising cost of sales. MVAS gross margin for the second quarter of 2007 was 61%, compared to 60% in the same period last year and last quarter.
Operating expenses for the second quarter of 2007 totaled $24.5 million, a decline of 7% from the same period last year and an increase of 7% from last quarter. Non-GAAP operating expenses for the second quarter of 2007, which exclude stock-based compensation and amortization expense of intangible assets, was $22.6 million, representing a decline of 3% from the same period last year and an increase of 9% from last quarter. The year over year decline was mainly due to lower marketing spending, particularly related to MVAS promotions, offset by higher expenses related to payroll, depreciation and bad debt as well as the impact of renminbi appreciation on spending in China. The quarter over quarter increase in operating expenses was primarily due to higher payroll-related costs as well as increased travel and entertainment expenses.
Non-operating income for the second quarter of 2007 included a gain of $0.8 million from the sale of an investment, while non-operating income for the second quarter of 2006 included a $2.0 million gain from the sale of the Company’s interest in a joint venture.
Net income for the second quarter of 2007 was $14.5 million, compared to $10.4 million in the same period last year and $8.6 million last quarter. Diluted net income per share for the second quarter of 2007 was $0.25, compared to $0.18 in the same period last year and $0.15 last quarter. Non-GAAP net income for the second quarter of 2007 totaled $16.1 million, compared to $12.3 million in the same period last year and $11.4 million in the previous quarter. Non-GAAP diluted net income per share for the second quarter of 2007 was $0.27, compared to $0.21 in the same period last year and $0.19 last quarter.
As of June 30, 2007, SINA’s cash, cash equivalents and short-term investments totaled $415.2 million, compared to $312.5 million and $382.7 million as of June 30, 2006 and March 31, 2007, respectively. Cash flow from operating activities for the second quarter of 2007 was $20.9 million, compared to $8.1 million for the same period last year and $16.6 million last quarter.
Business Outlook
The Company estimates its total revenues for the third quarter of 2007 to be between $63.0 million and $65.0 million, with advertising revenues to be between $45.0 million and $46.0 million and non-advertising revenues to be between $18.0 million and $19.0 million. Stock-based compensation for the third quarter of 2007 is expected to be approximately $1.7 million, which excludes any new shares that may be granted.
Management Promotion
The Company announced today that Herman Yu, who previously held the position of Acting Chief Financial Officer of the Company, has been promoted to Chief Financial Officer effective immediately. Mr. Yu joined SINA in September 2004 as Vice President and Corporate Controller and became Acting Chief Financial Officer in May 2006.
Other Events
On June 29, 2007, the Company held its Annual General Meeting of Shareholders. At the meeting, the shareholders elected Hurst Lin (with 39,852,692 shares voting for and 184,015 shares withheld), Ter Fung Tsao (with 39,847,172 shares voting for and 189,535 shares withheld), and Song-Yi Zhang (with 39,851,551 shares voting for and 185,156 shares withheld) as Class II Directors of the Company.
The shareholders also approved and ratified the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditors for the fiscal year ending December 31, 2007 (with 39,982,694 shares voting for, 34,759 shares against and 19,253 shares abstaining).
Finally, the shareholders approved the Company’s 2007 Share Incentive Plan (with 30,344,580 shares voting for, 1,070,455 shares against, 61,680 shares abstaining and 8,559,992 broker non-vote).
Non-GAAP Measures

This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.
Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP diluted net income per share and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain special items, including stock-based compensation charges, amortization of intangible assets, amortization of convertible debt issuance cost and gain and loss on the sale of business and investments, from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results.
The Company’s management believes excluding the non-cash amortization expense of intangible assets resulting from business acquisitions from its non-GAAP financial measures of operating expenses, income from operations and net income and excluding the non-cash amortization expense of intangible assets resulting from equity-method investments from its non-GAAP financial measure of net income are useful for itself and investors because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.
The Company’s management believes excluding non-cash amortization expense of issuance cost relating to convertible bonds from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash earnings.
The Company’s management believes excluding gains and losses on the sale of a business and investments from its non-GAAP financial measure of net income is useful for itself and investors because such gains and losses are not indicative of the Company’s core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.
Conference Call
SINA will host a conference call at 9:00 p.m. Eastern Time today to present an overview of the Company’s financial performance and business operations for the second quarter of 2007. The dial-in number for the call is +1-617-801-9702. The pass code is 957 24358. A live Webcast of the call will be available from 9:00 p.m. — 10:00 p.m. ET on Monday, August 6, 2007 (9:00 a.m. — 10:00 a.m. Beijing Time on August 7, 2007). The call can be accessed through SINA’s corporate web site at http://corp.sina.com. The call will be archived for 12 months on SINA’s corporate web site at http://corp.sina.com. A replay of the conference call will be available through August 13, 2007 at midnight eastern time. The dial-in number is +1-617-801-6888. The pass code for the replay is 86256893.
About SINA
SINA Corporation (NasdaqGS: SINA) is a leading online media company and value-added information service provider for China and for global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (mobile value-added services or “MVAS”), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, online games, classified listings, fee-based services, e-commerce and enterprise e-solutions.

Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the uncertain regulatory landscape in the People’s Republic of China, the changes by mobile operators in China to their policies for MVAS, the Company’s ability to develop and market other MVAS products, fluctuations in quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, any failure to successfully develop and introduce new products and any failure to successfully integrate acquired businesses. Further information regarding these and other risks is included in SINA’s Annual Report on Form 10-K for the year ended December 31, 2006 and its other filings with the Securities and Exchange Commission.
Contact:
Cathy Peng
SINA Corporation
Phone: 8610-82628888 x 3112
E-mail: ir@staff.sina.com.cn
David Pasquale
The Ruth Group
Phone: 1-646-536-7006
Email:dpasquale@theruthgroup.com

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2007	2006	2007	2007	2006
Net revenues:
Advertising	$41,199	$29,454	$31,767	$72,966	$51,635
Non-advertising	18,610	24,224	19,513	38,123	48,755

	59,809	53,678	51,280	111,089	100,390

Cost of revenues:
Advertising (a)	15,493	10,317	13,342	28,835	18,615
Non-advertising	7,136	9,343	7,514	14,650	19,090

	22,629	19,660	20,856	43,485	37,705

Gross profit	37,180	34,018	30,424	67,604	62,685

Operating expenses:
Sales and marketing (a)	12,017	13,497	11,064	23,081	25,302
Product development (a)	5,333	4,993	4,799	10,132	9,603
General and administrative (a)	6,887	7,427	6,657	13,544	12,584
Amortization of intangibles	258	469	403	661	937

	24,495	26,386	22,923	47,418	48,426

Income from operations	12,685	7,632	7,501	20,186	14,259

Non-operating income:
Interest and other income, net	2,589	2,012	2,660	5,249	3,952
Gain on sale of business and investments, net	830	2,006	—	830	1,794
Loss on equity investments	—	(162)	—	—	(505)
Amortization of convertible debt issuance cost	(171)	(171)	(171)	(342)	(342)

	3,248	3,685	2,489	5,737	4,899

Income before income taxes	15,933	11,317	9,990	25,923	19,158
Provision for income taxes	(1,477)	(878)	(1,382)	(2,859)	(1,683)

Net income	$14,456	$10,439	$8,608	$23,064	$17,475

Basic net income per share	$0.26	$0.19	$0.16	$0.42	$0.33

Diluted net income per share	$0.25	$0.18	$0.15	$0.39	$0.30

Shares used in computing basic net income per share	54,884	53,554	54,488	54,686	53,496
Shares used in computing diluted net income per share	59,665	58,444	59,264	59,470	58,522

Net income used for diluted net income per share calculation:
Net income	$14,456	$10,439	$8,608	$23,064	$17,475
Amortization of convertible debt issuance cost	171	171	171	342	342

	$14,627	$10,610	$8,779	$23,406	$17,817

(a) Stock-based compensation included under SFAS 123R was as follows:
Cost of revenues — advertising	$441	$350	$463	$904	$700
Sales and marketing	281	353	392	673	614
Product development	400	377	485	885	711
General and administrative	930	1,943	836	1,766	2,514

SINA CORPORATION
RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	June 30, 2007				June 30, 2006				March 31, 2007
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

		441	(a)			350	(a)			463	(a)

Gross profit	$37,180	$441		$37,621	$34,018	$350		$34,368	$30,424	$463		$30,887

		(1,611	) (a)			(2,673	) (a)			(1,713	) (a)
		(258	) (b)			(469	) (b)			(403	) (b)

Operating expenses	$24,495	$(1,869)		$22,626	$26,386	$(3,142)		$23,244	$22,923	$(2,116)		$20,807

		2,052	(a)			3,023	(a)			2,176	(a)
		258	(b)			469	(b)			403	(b)

Income from operations	$12,685	$2,310		$14,995	$7,632	$3,492		$11,124	$7,501	$2,579		$10,080

						3,023	(a)
		2,052	(a)			469	(b)
		258	(b)			171	(c)			2,176	(a)
		171	(c)			177	(b)			403	(b)
		(830	) (d)			(2,006	) (d)			171	(c)

Net income	$14,456	$1,651		$16,107	$10,439	$1,834		$12,273	$8,608	$2,750		$11,358

Diluted net income per share	$0.25			$0.27	$0.18			$0.21	$0.15			$0.19

Shares used in computing diluted net income per share	59,665			59,665	58,444			58,444	59,264			59,264

Net income used in computing diluted net income per share:
Net income	$14,456			$16,107	$10,439			$12,273	$8,608			$11,358
Amortization of convertible debt issuance costs	171			—	171			—	171			-

	$14,627			$16,107	$10,610			$12,273	$8,779			$11,358

Gross margin — advertising	62%	1%		63%	65%	1%		66%	58%	1%		59%

	Six months ended				Six months ended
	June 30, 2007				June 30, 2006
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

		904	(a)			700	(a)

Gross profit	$67,604	$904		$68,508	$62,685	$700		$63,385

		(3,324	) (a)
		(661	) (b)			(3,839	) (a)

Operating expenses	$47,418	$(3,985)		$43,433	$48,426	$(3,839)		$44,587

		4,228	(a)			4,539	(a)
		661	(b)			937	(b)

Income from operations	$20,186	$4,889		$25,075	$14,259	$5,476		$19,735

						4,539	(a)
		4,228	(a)			937	(b)
		661	(b)			342	(c)
		342	(c)			(1,794	) (d)
		(830	) (d)			354	(b)

Net income	$23,064	$4,401		$27,465	$17,475	$4,378		$21,853

Diluted net income per share	$0.39			$0.46	$0.30			$0.37

Shares used in computing diluted net income per share	59,470			59,470	58,522			58,522

Net income used in computing diluted net income per share:
Net income	$23,064			$27,465	$17,475			$21,853
Amortization of convertible debt issuance costs	342			—	342			-

	$23,406			$27,465	$17,817			$21,853

Gross margin — advertising	61%	1%		62%	64%	1%		65%

(a) To adjust stock-based compensation charges
(b) To adjust amortization of intangible assets
(c) To adjust amortization of convertible debt issuance cost
(d) To adjust gain on the sale of business and investments

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended			Six months ended
	June 30,		March 31	June 30,
	2007	2006	2007	2007	2006

Net revenues
Advertising	$41,199	$29,454	$31,767	$72,966	$51,635
Mobile related	17,007	22,448	18,246	35,253	45,142
Others	1,603	1,776	1,267	2,870	3,613

	$59,809	$53,678	$51,280	$111,089	$100,390

Cost of revenues
Advertising	$15,493	$10,317	$13,342	$28,835	$18,615
Mobile related	6,613	8,925	7,287	13,900	18,325
Others	523	418	227	750	765

	$22,629	$19,660	$20,856	$43,485	$37,705

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	June 30,	December 31,
	2007	2006
Assets
Current assets:

Cash and cash equivalents	$208,013	$163,177
Short-term investments	207,164	199,574
Accounts receivable, net	52,606	45,031
Other current assets	7,938	10,330

Total current assets	475,721	418,112

Property and equipment, net	27,353	27,101
Long-term investments	—	1,170
Goodwill and intangible assets, net	89,873	90,534
Other assets	1,401	1,892

Total assets	$594,348	$538,809

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,013	$1,614
Accrued liabilities	50,946	41,993
Income taxes payable	5,438	7,389
Convertible debt	100,000	100,000

Total current liabilities	157,397	150,996

Other long-term liabilities	1,164	—

Total liabilities	158,561	150,996

Shareholders’ equity	435,787	387,813

Total liabilities and shareholders’ equity	$594,348	$538,809